Diligent Capital Holdings, Inc.

302 Perimeter Center N.

Suite 1260

Atlanta, GA 30346

404-941-5527

Steven D. Mitcham

smitcham@diligentcapitalholdings.com

July 5, 2022

United States Security and Exchange Commission, Washington, DC 20549

Ronald E. Alper

Via email

RE: SEC correspondence dated June 6, 2022

Mr. Alper,

Diligent Capital Holdings, Inc is today filing an amendment to the 10-12G filing, originally filed on May 5, 2022, to address comments in the SEC correspondence dated June 6, 2022.

The corrections/amendments are as follows:

SEC Comment 1: Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

Since Messrs. Mitcham and Carvan are the beneficial owners of SX Capital Management LLC, please include the entire 1 million shares of common stock held by SX Capital in the beneficial ownership for each of the beneficial owners.

Diligent: Diligent has revised Item 4 on page numbered 3, to address comment 1;

SEC Comment 2: Item 5. Directors and Executive Officers, page 16

Please describe the business experience during the past five years of Messrs. Mitcham and Carvan including their principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Item 5 of Form 10 and Item 401(e) of Regulation S-K.

Diligent: Diligent has revised Item 5 on page numbered 14, to address comment 2;

SEC Comment 3: Exhibits

We note that the certificate of incorporation attached as an exhibit is for BSX Energy Holdings, Inc. Please file the correct certificate or advise. Please also ensure that the disclosure in the Form 10 is consistent with the information included in the certificate, including the number of shares authorized and the authorization of preferred stock.

Diligent: Diligent has revised Item 1(a) on page numbered 1, to address comment 3.

Sincerely,

Steven D. Mitcham

President